FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

17 April 2023

HSBC HOLDINGS PLC

SECOND INTERIM DIVIDEND FOR 2022

On 21 February 2023, the Directors of HSBC Holdings plc approved a second interim dividend in respect of the financial year ended 31 December 2022 of US$0.23 per ordinary share. The dividend is payable on 27 April 2023 to holders of record on 3 March 2023 on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies.

Dividends payable in cash in Hong Kong dollars or sterling were converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 17 April 2023 (US$1=HK$7.845213 and £1=US$1.240613). Accordingly, the cash dividend payable on 27 April 2023 will be:

US$0.23 per share;

approximately HK$1.804399 per share; or

approximately £0.185392 per share.

For holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, the cash dividend payable will be US$1.15 per ADS. It will be paid on 27 April 2023.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer
  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 17 April 2023